Exhibit 99.1

Hanwha SolarOne Signs Strategic Partnership MOU with Jiangsu

Zhongtian Technology to Develop Downstream Opportunities in China

including 150 MW Module Supply

SHANGHAI, December 4, 2013 /PRNewswire/ Hanwha SolarOne Co. Ltd. (the “Company”, or “Hanwha SolarOne”) (Nasdaq: HSOL), a top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced it has signed a memorandum of understanding (“MOU”) with Jiangsu Zhongtian Technology Co., Ltd (“ZTT”) stating their intention to establish a long-term strategic partnership to cooperate in the PV downstream business. The two companies aim to cooperate in the development, construction, financing and grid-connection of PV projects. ZTT intends to use PV modules manufactured by Hanwha SolarOne in its permitted 150 MW distributed energy project in Nantong, Jiangsu Province, China. The two companies intend to enter into a definitive strategic cooperation agreement within 90 days following signing of this MOU.

Mr. Jay SEO, Chief Financial Officer of Hanwha SolarOne and head of Hanwha SolarOne’s downstream business commented, “The MOU with ZTT is a significant step in accelerating our downstream activities in China. The contemplated cooperation on ZTT’s 150 MW distributed generation project in Nantong, as part of the Government’s initial National Level Demonstration Plot, will be a strong start to the relationship between our two companies, and we are confident that further synergies will result in additional business opportunities for both companies”. Mr. Seo concluded “we aim to build up our track record and project profile in EPC to include IPP development and ownership. We will actively participate in China’s aggressive program to develop renewable energy”.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic module manufacturers in the world, providing cost-competitive, high quality PV modules. It is a flagship company of Hanwha Group, one of the largest business enterprises in South Korea. Hanwha SolarOne serves the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East. As a responsible company committed to sustainability, Hanwha SolarOne is an active member of the PV Cycle take-back and recycling program. For more information, please visit: www.hanwha-solarone.com.

About Jiangsu Zhongtian Technology Co., Ltd (ZTT)

ZTT, a Shanghai Stock Exchange listed company, was registered in 1992 and began operations in the field of optical fiber communication, playing a meaningful role in the development of China’s high-speed telecommunications network and power grid. ZTT is now cultivating its third main business new energy, providing customers with a full range of green energy solutions including product design, equipment manufacturing, technical support and project services. ZTT’s new energy profile includes distributed power station and micro grid development, PV back sheet, large capacity cylindrical lithium-ion batteries and energy storage, and low-energy prefabricated residences.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co. Ltd.